November 18, 2011

Via EDGAR

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:         EuroSite Power Inc. (“we” the “Company” or “EuroSite Power”)
Registration Statement on Form 10 filed August 16, 2011, as amended by Amendment No.1 filed on September 23, 2011 (the “Form 10”)
File No. 000-54484

Dear Ms. Ransom:

The purpose of this letter is to respond to your letter of October 12, 2011 regarding the Form 10. For your convenience, your original comments appear in bold text, followed by our response. We will promptly file the amendment to the Form 10 after the conclusion of the comment process.

Business, page 1

1.
We note your response to comment two in our letter dated September 12, 2011. We also note that you have provided an organization chart. Please revise your disclosures to describe the operations of EuroSite Power Limited. In this regard, explain where it is incorporated, when it was organized and its purpose. We further note the service agreement filed as Exhibit 10.7 between EuroSite Power Limited and Paul J. Hamblyn.

We will revise the second paragraph on page 1 to read as follows:

“The Company was incorporated as a Delaware corporation on July 9, 2010 and is currently an 84.1% subsidiary of American DG Energy Inc., or American DG Energy. American DG Energy is an onsite energy company that sells energy in the form of electricity, heat, hot water and air conditioning under long-term contracts with commercial, institutional and light industrial customers in the United States. EuroSite Power plans to introduce the American DG Energy business model to the United Kingdom and Europe.

On September 17, 2010, the Company registered as a wholly owned subsidiary EuroSite Power Limited with the Registrar of Companies for England and Wales, to introduce the American DG Energy business model to the United Kingdom only. As the Company grows beyond the United Kingdom into other parts of Europe, it is expected that it will set up separate wholly owned subsidiaries to do business in those countries. We currently estimate that our first revenues from equipment installations in the United Kingdom and the European market will be generated by the fourth quarter of 2012. The Company’s website is at www.eurositepower.co.uk, but the information on this website is not a part of this registration statement.”

45 First Avenue
Waltham, MA  02451
p: 781.522.6000 f: 781.522.6050
www.eurositepower.co.uk

Securities and Exchange Commission
November 18, 2011

2.
We note your response to comment seven in our letter dated September 12, 2011. Please clarify whether you have a specific business plan for the next 12 months. If so, please describe as requested by our previous comment.

We developed our business plan based on a feasibility study performed by American DG Energy. Our business plan is not based on milestones. Our goal is to grow our revenues by the successful acquisition of customers that recognize the benefits of our On-Site Utility solution and to provide returns to our shareholders. We believe we have addressed this comment on page 6 under The DG Market Opportunity. Our disclosure states the following:

“Early in 2010, American DG Energy performed a feasibility study of the European market to determine the viability of expanding its On-Site Utility business into Europe. This study and business plan report reached the conclusions that: (a) there is untapped customer demand to provide small-scale CHP packages in the commercial sector through a fully financed, output-based electricity and hot water contract, (b) there is a lack of competition in this space in the target customer segments (hotel, healthcare and multi-tenant residential) and (c) the underlying economic fundamentals are attainable, with a combination of sufficient spark spreads and government fiscal support.

The study analyzed the entire European market; however it focused on the United Kingdom, Spain and Belgium as the primary markets to start operations. The study estimated that there are over 13,700 sites in those three countries providing a $900 million annual electricity market plus a $600 million heat and hot water energy market, for a combined market potential of $1.5 billion. The data used to calculate the Company’s market potential is derived by Company estimates.

However, our business model is untested in the United Kingdom and Europe, and we have not installed any equipment there and have no customer contracts there. It is extremely difficult to predict whether we will achieve any success in developing our business. There can be no assurance that we will generate revenues or that revenues will generate profits or be sufficient to maintain our business. American DG Energy, our parent, has experienced total net losses since inception of approximately $15 million. For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management attempts to execute our current business plan.”

3.
We note your response to comment 13 in our letter dated September 12, 2011. Since it appears that you do not have adequate support for your projections, please remove this section of the filing. Alternatively, provide a detailed analysis regarding how your disclosure complies with Item 10(b) of Regulation S-K.

We will revise our disclosure by removing the anticipated economics example and the associated table on page 8.

Certain Relationships and Related Transactions, and Director Independence, page 34

4.
We note your response to comment 20 in our letter dated September 12, 2011. It appears that your Chairman, John N. Hatsopoulos, is a promoter as defined in Rule 12b-2 of the Exchange Act. Because he is also the Chief Executive Officer of American DG Energy and Tecogen, and EuroSite Power purchased an energy system from these entities, please provide the disclosure required by Item 404(c)(1)(ii) of Regulation S-K for these assets.

We do not believe that John N. Hatsopoulos is a promoter. Mr. Hatsopoulos is the Chief Executive Officer and a director of American DG Energy Inc., as well as the Chief Executive Officer and a director of Tecogen Inc., an affiliate of the Company and American DG Energy. American DG Energy is a public company with its common stock trading on the NYSE Amex market.  Mr. Hatsopoulos holds less than 1% of the Company’s Common Stock. The decision to form EuroSite Power was made by the Board of Directors of its parent company, American DG Energy. EuroSite Power is primarily a geographic expansion of the already existing and operating American DG Energy On-Site Utility business in the United Kingdom and Europe.

Securities and Exchange Commission
November 18, 2011

While we do not believe that Mr. Hatsopoulos is a promoter, we will revise our disclosure on page 34, Item 7. Certain Relationships and Related Transactions, and Director Independence to include the following:

“On December 13, 2010, the Company purchased an energy system from American DG Energy for demonstration purposes and shipped it to the United Kingdom. The Company bought the energy system at cost, without markup, for $128,406, and it was put into inventory. For the six months ended June 30, 2011, the Company’s inventory balance increased to $172,531 as compared to $128,406 at December 31, 2010, resulting in a decrease of cash by $44,125 due to additional costs for shipping the energy system to the United Kingdom and costs for payment of appropriate duties and taxes. There were no enhancements or alterations done to the energy system between the two periods.”

5.
We note your disclosure that the Facilities and Support Services Agreement with Tecogen and a Sales Representative Agreement with Ilios “will carry forward from American DG Energy to the Company until the expiration of the agreements.” Please disclose the material terms of these agreements and file them as exhibits.

In response to the above comment, please note that we intend to incorporate by reference as Exhibit 10.8 to the our Form 10, the Facilities and Support Services Agreement between Tecogen Inc. and American DG Energy Inc. from the American DG Energy Inc. Form 10-SB/A, filed with the Commission on November 22, 2006. Certain portions of that agreement have been omitted and have been filed separately with the Commission and confidential treatment has been granted to portions of that agreement.

With respect to the Sales Representative Agreement, between Ilios Inc. and American DG Energy Inc., please note that the agreement has been made in ordinary course. It is an arms-length agreement, and the material items include the products represented, the territory covered, the sales commissions paid, and the expiration date. Therefore, we do not believe that it is material contract. We will revise our disclosure on page 34, Item 7. Certain Relationships and Related Transactions, and Director Independence to include the following:

“American DG Energy signed a Facilities and Support Services Agreement with Tecogen on January 1, 2006, as amended, included as Exhibit 10.8 hereto. The term of the agreement commences as of the start of each year and certain portions of the agreement, including office space allocation, get renewed annually upon mutual written agreement.

On October 20, 2009, American DG Energy, in the ordinary course of its business, signed a Sales Representative Agreement with Ilios to promote, sell and service the Ilios high-efficiency heating products, such as the high efficiency water heater, in the marketing territory of the New England States, including Connecticut, Rhode Island, Massachusetts, New Hampshire, Vermont, and Maine. The marketing territory also includes all of the nations in the European Union. The initial term of this Agreement is for five years, after which it may be renewed for successive one-year terms upon mutual written agreement.”

Securities and Exchange Commission
November 18, 2011

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

EUROSITE POWER INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:	Yong Kim, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Brigitte Lippmann, Special Counsel